Term sheet
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 109-II dated August 1, 2008*

**Term Sheet to
Product Supplement No. 109-II
Registration Statement No. 333-130051
Dated August 29, 2008; Rule 433**



Structured Investments

JPMorgan Chase & Co.
$

Principal Protected Asset Allocation Notes Linked to the Performance of the Best Performing of the Three Reference Portfolios Each Comprised of Four Asset Classes: (1) a Weighted Basket of the British Pound Sterling, the European Union Euro and the Japanese Yen Relative to the U.S. Dollar, (2) the Dow Jones – AIG Commodities Index^{SM}, (3) the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. Dollars and (4) a Weighted Basket of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index due September 30, 2013

General
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 30, 2013*.
- Full principal protection if the notes are held to maturity.
- The notes are designed for investors who seek exposure to four asset classes (equity, debt, commodities and currencies) through three reference portfolios that contain different weightings of exposure to those asset classes. Investors must be willing to forgo interest payments while seeking full principal protection at maturity.
- Investing in the notes is not equivalent to investing in any Reference Portfolio, any basket, the component stocks of any index, debt securities, any Underlying Currency or exchange traded futures contracts. The respective performance of the four asset classes may not be correlated and, accordingly, your investment in the notes may only yield a positive return if there occurs a broad based rise in equities, commodity futures and government bonds as well as a rise in the British pound sterling ,the European Union euro and the Japanese yen relative to the U.S. dollar.
- Cash payment at maturity of principal plus an Additional Amount, if any, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about September 25, 2008, and are expected to settle on or about September 30, 2008.

Key Terms

Payment at Maturity: On the Maturity Date we will pay you $1,000 for each $1,000 principal amount of notes plus the Additional Amount, if any.

Additional Amount: The Additional Amount will relate to the Portfolio Return of the best performing of three Reference Portfolios: the Conservative Portfolio, the Balanced Portfolio and the Growth Portfolio. The Reference Portfolios will be comprised of the same asset classes but with different weightings.

The Additional Amount per $1,000 principal amount note will equal the greater of:
- (a) zero;
- (b) $1,000 multiplied by the Conservative Portfolio Return multiplied by the Participation Rate;
- (c) $1,000 multiplied by the Balanced Portfolio Return multiplied by the Participation Rate; or
- (d) $1,000 multiplied by the Growth Portfolio Return multiplied by the Participation Rate.

Participation Rate: At least 100%. The actual Participation Rate will be set on the Pricing Date, but will not be less than 100%.

Portfolio Return: The Portfolio Return on the Observation Date, with respect to each Reference Portfolio, will equal the sum of the Asset Class Returns multiplied by their respective Asset Class Weights applicable to such Reference Portfolio, calculated as follows:
(Currency Basket Return* Currency Basket Weight) + (Commodities Index Return * Commodities Index Weight) + (Equity Basket Return * Equity Basket Weight) + (Bond Index Return * Bond Index Weight)

Asset Class Return: With respect to each Asset Class, the "Asset Class Return" refers to the Currency Basket Return, the Commodities Index Return, the Equity Basket Return and the Bond Index Return, as applicable and each calculated as set forth in this term sheet.

Asset Class Weights: The following table sets forth the relevant Asset Class Weights for each Reference Portfolio:

Asset Class	Conservative Portfolio	Balanced Portfolio	Growth Portfolio
Currency Basket	15%	10%	5%
Commodities Index	10%	15%	20%
Equity Basket	25%	40%	60%
Bond Index	50%	35%	15%

Starting Value: The Starting Value for each Reference Portfolio will be set at 100 on the Pricing Date, which is expected to be September 25, 2008.

Pricing Date: September 25, 2008

Settlement Date: September 30, 2008

Maturity Date: September 30, 2013*

Observation Date: September 25, 2013*

CUSIP: 48123LMF8

* Subject to postponement as described under "Description of Notes—Payment at Maturity" in the accompanying product supplement no. 109-II.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 109-II and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 109-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $50.00 per $1,000 principal amount note and may use a portion of that commission to pay selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $50.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be paid to other dealers, exceed $55.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-106 of the accompanying product supplement no. 109-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 29, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 109-II dated August 1, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** Notwithstanding any statements to the contrary set forth in the accompanying product supplement no. 109-II, we will not have the right to accelerate payment on your notes in the event of a hedging disruption event as described under "General Terms of the Notes - Consequences of a Hedging Disruption Event" in the accompanying product supplement no. 109-II. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 109-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 109-II dated August 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003880/e32486_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms
Currency Basket

Currency Basket:	An equally weighted basket of currencies that will measure the performance of the exchange rates of three currencies (each, an "Underlying Currency" and, collectively, the "Underlying Currencies") versus the U.S. dollar (the "Reference Currency"). The Spot Rates for the British Pound Sterling (the "Pound Sterling") and the European Union Euro (the "Euro") are expressed as the amount of Reference Currency per one unit of the applicable Underlying Currency. The Spot Rate for the Japanese Yen (the "Yen") is expressed as one divided by the amount of Yen per one unit of Reference Currency.

Underlying Currency Rate	Starting Spot Rate	Reuters Page	Weight
Pound Sterling (GBP)[†]		WMRSPOT05	1/3
Euro (EUR)[†]		WMRSPOT05	1/3
Yen (JPY)[††]		WMRSPOT12	1/3

[†]   The Starting Spot Rate for each of the Pound Sterling and the Euro will be determined by the Calculation Agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the Pricing Date taking into account either applicable intra-day trades or the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-3 of this term sheet.

[††]   The Starting Spot Rate for the Yen will be determined by the Calculation Agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the Pricing Date taking into account the quotient of one divided by either applicable intra-day trades or the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-3 of this term sheet.

For the avoidance of doubt, the standard market quoting convention for expressing the exchange rate of the Yen relative to the U.S. dollar is expressed as an amount of Yen per one U.S. dollar. For the purposes of this note and the defined terms "Starting Spot Rate", "Ending Spot Rate" and "Spot Rate" for the Yen, we have inverted this exchange rate to reference an amount of U.S. dollars per one Yen.

Currency Basket Return:	Ending Currency Basket Level – Starting Currency Basket Level
	Starting Currency Basket Level
Starting Currency Basket Level:	Set to equal 100 on the Pricing Date, which is expected to be September 25, 2008.
Ending Currency Basket Level:	The Currency Basket Closing Level on the Currency Basket Observation Date.
Currency Basket Closing Level:	The Currency Basket Closing Level will be calculated as follows:

100 x (1 + (GBP Return x 1/3) + (EUR Return x 1/3) + (JPY Return x 1/3))

where each of the GBP Return, EUR Return and JPY Return are the respective changes of each of the Underlying Currencies, expressed as a percentage, from the Starting Spot Rate of the relevant Underlying Currency on the Pricing Date to the Spot Rate of such Underlying Currency on the Currency Basket Observation Date. The Spot Rates on a given date that falls after the Pricing Date are the amounts reported by Reuters Group PLC on page WMRSPOT05 (for the GBP Return and the EUR Return) and page WMRSPOT12 (for the JPY Return) at approximately 11:00 a.m., New York City time, on such date and, with respect to the Pound Sterling and the Euro, are expressed as the amount of Reference Currency per one unit of the applicable Underlying Currency and, with respect to the Yen, are expressed as one divided by the amount of Yen per one unit of Reference Currency.

For additional information, see "Description of the Notes — Payment at Maturity" in the accompanying product supplement.

| Currency Basket Observation Date: | September 25, 2013* |

Commodities Index

Commodities Index:	Dow Jones-AIG Commodities Index[SM] ("DJAIG")
Commodities Index Return:	$$\frac{\text{Ending Commodities Index Level} - \text{Starting Commodities Index Level}}{\text{Starting Commodities Index Level}}$$
Starting Commodities Index Level:	The Commodities Index Closing Level on the Pricing Date, which is expected to be September 25, 2008.
Ending Commodities Index Level:	The Commodities Index Closing Level on the Commodities Index Observation Date.
Commodities Index Closing Level:	The final Commodities Index Level of the Commodities Index or any Commodities successor index on the applicable Commodities Index Trading Day.
Commodities Index Observation Date:	September 25, 2013*

Equity Basket

Equity Basket: A basket of three equity indices (each, an "Underlying Equity Index" and, collectively, the "Underlying Equity Indices") consisting of:

Underlying Equity Index	Weight
S&P 500® Index ("SPX")	1/3
Dow Jones EURO STOXX 50® Index ("SX5E")	1/3
Nikkei 225 Index ("NKY")	1/3

Equity Basket Return:	$$\frac{\text{Ending Equity Basket Level} - \text{Starting Equity Basket Level}}{\text{Starting Equity Basket Level}}$$
Starting Equity Basket Level:	Set equal to 100 on the Pricing Date, which is expected to be September 25, 2008.
Ending Equity Basket Level:	The Equity Basket Closing Level on the Equity Basket Observation Date.
Equity Basket Closing Level:	The Equity Basket Closing Level will be calculated as follows:

100 x (1 + (S&P 500® Index Return x 1/3) + (Dow Jones EURO STOXX 50® Index Return x 1/3) + (Nikkei 225 Index Return x 1/3))

The S&P 500® Index Return, Dow Jones EURO STOXX 50® Index Return and Nikkei 225 Index Return reflect the respective performance of each of the Underlying Equity Indices, expressed as a percentage, from the Starting Underlying Equity Index Level to the Ending Underlying Equity Index Level. For additional information please see "Description of the Notes — Payment at Maturity" in the accompanying product supplement.

| Equity Basket Observation Date: | September 25, 2013* |

Bond Index

Bond Index:	JPMorgan GBI Global Bond Total Return Index Hedged into U.S. dollars ("JHDCGBIG")
Bond Index Return:	$$\frac{\text{Ending Bond Index Level} - \text{Starting Bond Index Level}}{\text{Starting Bond Index Level}}$$
Starting Bond Index Level:	The Bond Index Closing Level on the Pricing Date, which is expected to be September 25, 2008.
Ending Bond Index Level:	The Bond Index Closing Level on the Bond Index Observation Date.
Bond Index Closing Level:	The closing level of the Bond Index Hedged in U.S. dollars or any Bond successor index on the applicable Bond Index Trading Day as published by JPMSI at Bloomberg ticker "JHDCGBIG" or as otherwise made available by JPMSI to you as more fully described in the accompanying product supplement.
Bond Index Observation Date:	September 25, 2013*

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Reference Portfolios. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 *multiplied by* the Portfolio Return of the best performing Reference Portfolio *multiplied by* the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero. The actual Participation Rate will be determined on the Pricing Date but will not be less than 100%.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 109-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes (as described below), even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income and any loss you may realize at such time would generally be an ordinary loss to the extent of the interest you included as income in the prior taxable years in respect of the notes and thereafter would be capital loss, the deductibility of which may be subject to limitations. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on August 28, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 5.38%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.38%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities.
  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the components of the Asset Classes or any securities linked to the components of the Asset Classes. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 109-II dated August 1, 2008.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY** — Because each of the Portfolio Returns will be calculated based on the Asset Class Returns and their respective Asset Class Weightings on the Observation Date, the value of the Reference Portfolios at the maturity date or at other times during the term of the notes could be higher than their respective Portfolio Returns. This difference could be particularly large if there is a significant decrease in the levels of the Asset Classes during the latter portion of the term of the notes or if there is significant volatility in any of the Asset Classes during the term of the notes, especially on dates near the Observation Date.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL COMPONENTS OF THE ASSET CLASSES** — You may receive a lower payment at maturity than you would have received if you had invested in the components of the Asset Classes individually, a combination of components of the Asset Classes or contracts related to the components of the Asset Classes for which there is an active secondary market.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Underlying Equity Indices would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX** — We are currently one of the companies that make up the S&P 500® Index, one of the Underlying Equity Indices. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Underlying Equity Indices. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in the manner set forth in this term sheet. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more of the Underlying Currencies exceeds that reflected in the publicly available information, each affected Underlying Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — The value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the time left to maturity of the notes;
    - the dividend rate on the common stocks underlying the Underlying Equity Indices;
    - interest and yield rates in the markets generally;
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings;
    - the expected volatility in the Underlying Currencies and the Reference Currency;
    - interest and yield rates in each of the Underlying Currencies' and Reference Currency's countries;
    - the exchange rate and the volatility of the exchange rate among each of the Underlying Currencies;
    - changes in correlation (the extent to which the individual components of each Asset Class as well as the Asset Classes themselves increase or decrease in value to the same degree at the same time) between the individual components of each Asset Class as well as the Asset Classes themselves;
    - suspension or disruption of market trading in any or all of the Underlying Currencies, the U.S. dollar, the commodity futures that compose the Commodities Index, the stock markets of the securities that compose each Underlying Equity Index and the government bonds that compose the Bond Index;
    - economic, financial, political, regulatory or judicial events that affect the value of the Underlying Currencies or Reference Currency or the economies of the originating countries of such currencies;
    - the market price of the physical commodities upon which the futures contracts that compose the Commodities Index are based or the exchange-traded futures contracts on such commodities;
    - interest and yield rates in the markets of the securities composing each Underlying Equity Index;
    - economic, financial, political, regulatory or judicial events that affect the stocks included in each Underlying Equity Index or stock markets generally and which may affect the closing level of each Underlying Equity Index, as applicable;
    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the various currencies relevant to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index;
    - the market price of the government bonds comprising the Bond Index; and
    - the creditworthiness of the governments issuing the government bonds comprising the Bond Index, including actual or anticipated downgrades in their credit ratings.
- **EACH REFERENCE PORTFOLIO WILL PERFORM DIFFERENTLY DUE TO THE DIFFERENT ASSET CLASS WEIGHTINGS WITHIN THEM** — Although the Asset Classes within each Reference Portfolio are the same, the weight that each Asset Class is given is different among the three Reference Portfolios. Therefore, the same changes in a particular Asset Class will have a different effect within each Reference Portfolio.
- **CHANGES IN THE VALUE OF THE ASSET CLASSES OR OF THE COMPONENTS OF AN ASSET CLASS MAY OFFSET EACH OTHER** — Because the notes are linked to the performance of Reference Portfolios composed of four Asset Classes, price movements between Asset Classes or between the components of an Asset Class that has more than one component may not correlate with each other. At a time when the value of an Asset Class or a component of an Asset Class increase, the value of other Asset Classes or other components of the same Asset Class may not increase as much or may decline. Therefore, in calculating the Portfolio Return, increases in the value of some of the Asset Classes or components may be moderated, or more than offset, by lesser increases or declines in the level of the other Asset Classes or other components.
- **CURRENCY MARKET RISK** — A portion of the return on the notes at maturity is linked to the performance of the Currency Basket, and will depend in part on whether, and the extent to which, the Currency Basket Return is positive. Any positive Currency Basket Return will depend on the performance of the U.S. dollar relative to the aggregate performance of the Underlying Currencies. For example, the value of any currency, including the Underlying Currencies, may be affected by complex political and economic factors. The value of each Underlying Currency, relative to the U.S. dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Underlying Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Currency Basket Level, increases in the exchange rates of one or more of the Underlying Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Underlying Currencies. Any positive Currency Basket Return will require a decrease in the value of the U.S. dollar relative to the Underlying Currencies. If the U.S. dollar increases relative to the Underlying Currencies, the value of your notes will be adversely affected.

- **COMMODITY MARKET RISK** — A portion of the return on the notes at maturity is linked to the performance of the Commodities Index, and will depend in part on whether, and the extent to which, the Commodities Index Return is positive. Any positive Commodities Index Return will depend on the performance of the futures contracts on the commodities included in the Commodities Index. For example, the commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Commodities Index and, therefore, the value of your notes.

- **EQUITIES MARKET RISK** — A portion of the return on the notes at maturity is linked to the performance of the Equity Basket, which will depend in part on whether, and the extent to which, the Underlying Equity Index Return is positive. Any positive Underlying Equity Index Return will depend on the performance of each of the Underlying Equity Indices and the equity securities composing the Underlying Equity Indices. However, your return on the notes will not reflect the return you would realize if you actually owned the equity securities of the companies included in any of the Underlying Equity Indices and received the dividends paid on those stocks.

- **THE AMOUNT PAYABLE ON THE NOTES AT MATURITY WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES THAT AFFECT THE NIKKEI 225 INDEX AND THE DOW JONES EURO STOXX 50® INDEX** — Although the stocks composing the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index are traded in currencies other than U.S. dollars, and the notes, which are linked to these indices, are denominated in U.S. dollars, the amount payable on the notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the return on your notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity."

- **THE CONCENTRATION OF THE BOND INDEX COMPONENTS MAY ADVERSELY AFFECT YOUR RETURN** — The methodology for calculating the Bond Index could result in the Bond Index comprising components concentrated from a particular region or country. Since the Bond Index was created, Bond Index securities have been concentrated in securities from the U.S. and Japan. As of January 4, 2008, the Bond Index securities from the U.S. and Japan comprised approximately 32% of the Bond Index's weighting. Such a concentration could have an aggregate adverse impact on the level of the Bond Index if a region or a country that has issued a number of Bond Index securities experiences adverse political, economic or market conditions. In particular, Bond Index securities are debt instruments issued by sovereign issuers. Such instruments reflect risks which are influenced by, among other things, the political, economic and market conditions present in the country issuing such an instrument. An issuer may at any time experience budgetary shortfalls, high unemployment, an inability to attract foreign investment, high inflation, credit devaluation or high credit risk, or other negative macroeconomic effects beyond its control. If, as a result of any such factors or others, a government from a country that has Bond Index securities outstanding were to default on its debt obligations, the level of the Bond Index could be negatively affected.

- **CREDIT RATINGS OF THE BOND INDEX COMPONENTS COULD ADVERSELY AFFECT YOUR RETURN** — The Bond Index tracks the value of bonds and loans that are rated "Baa1" or below by Moody's Investor Services, Inc. and "BBB+" or below by Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which meet the rules for inclusion in the Bond Index and issued by countries deemed to be emerging markets. Emerging market issuers of Bond Index securities with such ratings are considered by the major credit ratings agencies to have a comparatively high risk of default. If one or more of such issuers does in fact default, the Bond Index Level could decrease and negatively affect the amount payable on the notes.

- **OUR AFFILIATE, J.P. MORGAN SECURITIES INC., IS THE OWNER OF THE BOND INDEX AND RESPONSIBLE FOR SETTING GUIDELINES AND POLICIES GOVERNING THE BOND INDEX** — J.P. Morgan Securities Inc. ("JPMSI") is a wholly owned subsidiary of JPMorgan Chase & Co. JPMSI is responsible for calculating, maintaining the Bond Index and developing the guidelines and policies governing its composition and calculation. Although judgments, policies and determinations concerning the Bond Index are made by JPMSI, JPMorgan Chase & Co., as the parent company of JPMSI, ultimately controls JPMSI.

  In addition, the policies and judgments for which JPMSI is responsible may affect the Bond Index level and the value of your notes. JPMSI is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of a Bond Index security in the Bond Index is not an investment recommendation by us or JPMSI of that Bond Index Security.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance?

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount of notes for a hypothetical range of performance for the best performing Reference Portfolio from +80% to -80% assumes a Participation Rate of 100%. The following table assumes that the best performing Reference Portfolio will be the Balanced Portfolio. We make no representation or warranty as to which of the Reference Portfolios will be the best performing Reference Portfolio for the purposes of calculating your return on the notes at maturity. The following table also assumes a hypothetical Starting Value of 100. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Portfolio Return	Reference Portfolio Return	Reference Portfolio Return x Participation Rate	Additional Amount		Principal		Payment at Maturity
180	80%	80%	$800	+	$1,000	=	$1,800
170	70%	70%	$700	+	$1,000	=	$1,700
160	60%	60%	$600	+	$1,000	=	$1,600
150	50%	50%	$500	+	$1,000	=	$1,500
140	40%	40%	$400	+	$1,000	=	$1,400
130	30%	30%	$300	+	$1,000	=	$1,300
120	20%	20%	$200	+	$1,000	=	$1,200
115	15%	15%	$150	+	$1,000	=	$1,150
110	10%	10%	$100	+	$1,000	=	$1,100
100	**0%**	**0%**	**$0**	**+**	**$1,000**	**=**	**$1,000**
90	-10%	N/A	$0	+	$1,000	=	$1,000
80	-20%	N/A	$0	+	$1,000	=	$1,000
70	-30%	N/A	$0	+	$1,000	=	$1,000
60	-40%	N/A	$0	+	$1,000	=	$1,000
50	-50%	N/A	$0	+	$1,000	=	$1,000
40	-60%	N/A	$0	+	$1,000	=	$1,000
30	-70%	N/A	$0	+	$1,000	=	$1,000
20	-80%	N/A	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Portfolio Return of the Balanced Reference Portfolio is 120 with a Starting Value of 100. Because the Portfolio Return of 120 is greater than the Starting Value of 100, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount of notes calculated as follows:

Payment at maturity per $1,000 principal amount of notes = $1,000 + ($1,000 x [(120 - 100) / 100] x 100%) = $1,200

Example 2: The Portfolio Return of the Balanced Reference Portfolio is 70 with a Starting Value of 100. Because the Portfolio Return of 70 is lower than the Starting Value of 100, the final payment at maturity is the principal amount of $1,000 per $1,000 principal amount of notes.

Example 3: The Portfolio Return of the Balanced Reference Portfolio is 110 with a Starting Value of 100. Because the Portfolio Return of 110 is greater than the Starting Value of 100, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount of notes calculated as follows:

Payment at maturity per $1,000 principal amount of notes = $1,000 + ($1,000 x [(110 - 100) / 100] x 100%) = $1,100

Historical Information

The following graphs set forth the weekly historical performance for each of the Underlying Currencies, the Currency Basket, the Commodities Index, the Underlying Equity Indices, the Equity Basket and the Bond Index from January 3, 2003 through August 22, 2008. In addition, we have included the hypothetical historical performance for each of the three Reference Portfolios from January 3, 2003 through August 22, 2008.

The historical information presented below should not be taken as an indication of future performance, and no assurance can be given as to the spot rate or closing level, as applicable, of any of the below on any observation date. We cannot give you assurance that the performance of the components of the Reference Portfolios will result in the payment at maturity of an amount in excess of $1,000 per $1,000 principal amount of notes.

Currency Basket

The first three graphs on the following page show the weekly historical performance of each Underlying Currency from January 3, 2003 through August 22, 2008, expressed in terms of the standard market quoting convention for the Pound Sterling and the Euro as shown on Bloomberg Financial Markets (for each of the Pound Sterling and the Euro, the amount of U.S. dollars that can be exchanged for one unit of the applicable Underlying Currency, which we refer to as the "exchange rate") and for the Yen, expressed in terms of the "spot rate," which is an amount equal to one divided by the amount of Yen that can be exchanged for one U.S. dollar. The spot rates displayed in the graph below for the Yen are not expressed in terms of the standard market quoting convention. For the avoidance of doubt, the standard market quoting convention for expressing the exchange rate of the Yen relative to the U.S. dollar is expressed as an amount of Yen per one U.S. dollar. The exchange rates for the Pound Sterling, the Euro and the Yen at approximately 11:00 am, New York City time on August 28, 2008 were 1.82925, 1.47225 and 109.405, respectively.

The exchange rates for the Pound Sterling and the Euro and the spot rates for the Yen displayed in the graphs below are for illustrative purposes and also form part of the calculation of the Currency Basket Return and any Reference Portfolio. The value of the Currency Basket, and thus the Currency Basket Return, increases when the individual Underlying Currencies appreciate in value against the U.S. dollar. Therefore, the Currency Basket Return is calculated using Spot Rates (as set forth under "Additional Key Terms – Currency Basket") which with respect to the Pound Sterling and the Euro are the same as the exchange rates described above, and with respect to the Yen is expressed as one divided by the amount of Yen per one U.S. dollar.

The fourth graph below, of the historical Currency Basket performance, shows the weekly historical performance of the Currency Basket from January 3, 2003 through August 22, 2008, and assumes the Currency Basket Closing Level on January 3, 2003 was 100, that each Underlying Currency had a 1/3 weight in the Currency Basket on that date and that the closing spot rates of each Underlying Currency on the relevant date were the Spot Rates on such dates. The closing spot rates and the historical weekly Currency Basket performance data in the graphs were, with respect to the Pound Sterling and the Euro, the rates reported by Bloomberg Financial Markets, and, with respect to the Yen, were determined by dividing one by the rate reported by Bloomberg Financial Markets. These may not be indicative of the Currency Basket performance using the Spot Rates of the Underlying Currencies at approximately 11:00 a.m., New York City time that would be derived from the applicable Reuters page.



The Spot Rates of Pound Sterling, the Euro and the Yen, at approximately 11:00 a.m., New York City time, on August 28, 2008 were 0.54667, 0.67923 and 0.00914, respectively, calculated in the manner set forth for calculating the Starting Spot Rates under "Additional Key Terms—Currency Basket" in this pricing supplement.

We obtained the exchange rates and the data needed to construct the graph which displays the weekly performance of the Currency Basket from Bloomberg Financial Markets, and, with respect to the Yen, we obtained the Spot Rate from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Underlying Currency and the Currency Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any of the Underlying Currencies on the Currency Basket Observation Date. We cannot give you assurance that the performance of the Currency Basket will result in the return of more than the principal amount of your initial investment.

The closing spot rates and the historical weekly Currency Basket performance data in such graph were, with respect to the Pound Sterling and the Euro, the exchange rates reported by Bloomberg Financial Markets, and, with respect to the Yen, were determined by dividing one by the rate reported by Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of each Underlying Currency and the Currency Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any of the Underlying Currencies on the Currency Basket Observation Date. We cannot give you assurance that the performance of the Currency Basket will result in the return of more than the principal amount of your initial investment.

Commodities Index

The graph below sets forth the weekly historical performance of the Dow Jones-AIG Commodity Index[SM] from January 3, 2003 through August 22, 2008. The Commodities Index Closing Level of the Dow Jones-AIG Commodity Index[SM] on August 28, 2008 was 190.876.

We obtained the Commodities Index Closing Levels and other information below from Bloomberg Financial Markets and accordingly, we make no representation or warranty as to their accuracy or completeness. The historical level of the Dow Jones-AIG Commodity Index[SM] should not be taken as an indication of future performance, and no assurance can be given as to the level of the Dow Jones-AIG Commodity Index[SM] on the Commodities Index Observation Date. We cannot give you assurance that the performance of the Dow Jones-AIG Commodity Index[SM] will result in the return of more than the principal amount of your initial investment.



Equity Basket

The first three graphs below set forth the weekly historical performance of each Underlying Equity Index from January 3, 2003 through August 22, 2008. The closing level of the S&P 500® Index on August 28, 2008 was 1300.68. The closing level of the Nikkei 225 Index on August 28, 2008 was 12768.25. The closing level of the Dow Jones EURO STOXX 50® Index on August 28, 2008 was 3359.42.

The fourth graph below, of the historical Equity Basket performance, shows the weekly historical performance of the Equity Basket from January 3, 2003 through August 22, 2008, and assumes that the Equity Basket Closing Level on January 3, 2003 was 100 and that each Underlying Equity Index had a 1/3 weight in the Equity Basket on that date.

We obtained the various Underlying Equity Index closing levels and other information below from Bloomberg Financial Markets and accordingly, we make no representation or warranty as to their accuracy or completeness. The historical level of each Underlying Equity Index should not be taken as an indication of future performance, and no assurance can be given as to the level of any Underlying Equity Index on the Equity Index Observation Date. We cannot give you assurance that the performance of the Underlying Equity Indices will result in the return of more than the principal amount of your initial investment.









Bond Index

The following graph sets forth the weekly historical performance of the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. dollars from January 3, 2003 through August 22, 2008. The Bond Index Closing Level of the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. dollars on August 28, 2008 was 267.596.

We obtained the Bond Index Closing Levels and other information below from Bloomberg Financial Markets and accordingly, we make no representation or warranty as to their accuracy or completeness. The historical level of the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. dollars should not be taken as an indication of future performance, and no assurance can be given as to the level of the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. dollars on the Bond Index Observation Date. We cannot give you assurance that the performance of the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. dollars will result in the return of more than the principal amount of your initial investment.



Reference Portfolios

The following graphs set forth the hypothetical historical performance of each of the Reference Portfolios from January 3, 2003 through August 22, 2008 and assume the Starting Value of each Reference Portfolio was 100 on January 3, 2003 and that each Asset Class had the weightings as set forth in this pricing supplement on that date.







We obtained the various spot rates, closing levels and other information above from Bloomberg Financial Markets and accordingly, we make no representation or warranty as to their accuracy or completeness. The hypothetical historical value of each of the Reference Portfolios should not be taken as an indication of future performance, and no assurance can be given as to the value of any Reference Portfolio on the Observation Date. We cannot give you assurance that the performance of any of the Reference Portfolios will result in the return of more than the principal amount of your initial investment.